Exhibit 28 (d)(1)(r)

Schedule I to

Amended and Restated Management Contract dated as of May 1, 2008

Amended March 25, 2019

Between Pear Tree Funds, f/k/a Quantitative Group of Funds d/b/a Quant Funds and

Pear Tree Advisors, Inc., f/k/a Quantitative Investment Advisors, Inc. d/b/a Quantitative Advisors

Series	Assets under Management	Management Fee (as a Percentage of Net Assets)
Pear Tree Quality Fund	All	1.00%
Pear Tree Polaris Foreign Value Small Cap Fund	All	1.00%
Pear Tree Polaris Foreign Value Fund	All	1.00%
Pear Tree Polaris Small Cap Fund	All	0.80%
Pear Tree Axiom Emerging Markets World Equity Fund	All	1.00%
Pear Tree PNC International Small Cap Fund	All	0.90%

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